UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-291985) and Registration Statement on From F-10 / F-3 (File Nos. 333-290502 / 333-290501), and are made part thereof and exhibits thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.4 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit No.	Description

99.1	Equity Distribution Agreement dated as of December 5, 2025 among the registrant, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc.

99.2	Consent of Osler, Hoskin & Harcourt LLP

99.3	Consent of Stikeman Elliott LLP

99.4	Emera Incorporated Press Release dated December 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: December 5, 2025	By:	/s/ Brian Curry
		Name:	Brian C. Curry
		Title:	Corporate Secretary